Exhibit 21.1

List of Subsidiaries

Name	Place of Incorporation

Sino-Global Shipping New York Inc.	New York
Trans Pacific Shipping Ltd.	China
Sino-Global Shipping Australia Pty Ltd.	Australia
Sino-Global Shipping Canada Inc.	Canada
Sino-Global Shipping LA Inc.	Los Angeles
Sino-Global Shipping (HK) Ltd.	Hong Kong
Trans Pacific Shipping Logistic Shanghai Ltd.	China
Sino-Global Shipping Agency Ltd	China
Longhe Ship Management (HK) Co. Ltd.	Hong Kong
SGS Logistics NE, LLC	Delaware
SGS Logistics West, LLC	Delaware